January 30, 2007

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549-7010

Re:                             West Pharmaceutical Services, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 1-8036

Dear Mr. Cash:

Set forth below are the responses of West Pharmaceutical Services, Inc. (“West”) to the comments raised in your letter dated January 16, 2007. To facilitate your review, all SEC staff comments, which are reproduced in bold type and followed by management’s response, appear under the same caption and number as used in your letter.

Critical Accounting Policies and Estimates

Revenue Recognition, page 34

1.              We note your response to our prior comment one. It remains unclear to us how the nature of your contracts, as described in your response, falls within the scope of Statement of Position (SOP 81-1). Please tell us how you have considered paragraphs 13 and 14 of this guidance in determining whether your contracts fall within the scope of SOP 81-1. In addition, please provide us with a comprehensive discussion of (i) the enforceable rights of both the buyer and seller in a given arrangement, (ii) whether the buyer has the right to take over the work-in-progress at their option, (iii) how you measure progress to completion and (iv) how you have considered the fact that some of your contracts do not contain payment milestones in your revenue recognition policy.

Management’s response:

It is important to note that 2005 revenue for what we have historically referred to as tooling and engineering services at West was approximately $30 million (4.3% of consolidated revenues) and the related operating profit for these revenues was approximately $1.3 million (1.8% of consolidated operating profit).  The vast majority and remainder of our sales and operating profits come from our standard product manufacturing operations which convert rubber, metal, and plastic raw materials into component parts used in closure systems and syringe components for use with injectable drugs and drug delivery devices.

Regarding the scope of SOP 81-1 to our tooling contracts:

We note the Current Accounting and Disclosure Issues in the Division of Corporate Finance reference issued on March 4, 2005, and the staff’s guidance that most service transactions fall outside the scope of SOP 81-1.  We also understand that our description of our tooling contracts as “engineering service agreements” may have created a concern over the applicability of SOP 81-1 to these contracts.  In this regard, we believe the description used in our past filings may not clearly convey the underlying activities giving rise to the related revenue.  As reflected in the discussion below of the principal terms of our tooling contracts, the services we provide our customers are limited to the initial design work that is essential to the construction or production of tangible property, in our case a customized tool or mold.  Approximately 90%-95% of the revenues included in our tooling and engineering services caption relate to the design and construction of customized tools, molds, or automation equipment.  We do not offer separate stand-alone engineering services; services are only provided when there is a prospective opportunity relating to a tangible tooling, mold or automation project.

In considering paragraphs 13 and 14 of SOP 81-1, West believes that our customized tooling construction contracts more closely align with the design-build contracts for the construction industry noted in the first bullet point in paragraph 13 of SOP 81-1.    Paragraph 12 provides the following guidance on contracts covered by SOP 81-1:  “The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction or the production of tangible assets.”  We believe paragraph 12 aptly describes the nature of our contracts which generally result in construction of a tool, mold or specially modified equipment for our customers.  We do not believe that paragraph 14 contains any limitation or example that would indicate that our tooling contracts would be excluded from the scope of SOP 81-1.

Discussion of our tooling contracts:

Contracts, development agreements, or purchase orders are developed for each of our tooling arrangements.  The contracts for building custom tools and molds are clearly separate and distinct from any molded product supply agreement.  Within the tooling agreement, there is no obligation or incentive on the part of the customer to enter into a long-term component supply arrangement and no obligation or incentive created on West’s part to produce specification-grade component parts.

(i)  Enforceable rights of buyer and seller:

Our standard tooling contracts generally contain terms and conditions that provide our tooling customers with the following principal rights:

•                  West will produce the requested tools in accordance with agreed specifications;

•                  risk of loss lies with West while the project is in progress; and,

•                  any intellectual property provided by the customer during the project remains the sole property of the customer.

Contracts provide West as sellers with the following rights:

•                  Customer will pay West the agreed-upon price for the tool, mold, or equipment  constructed in accordance with the terms of the agreement;

•                  any project scope changes must be approved in advance and in writing by West;

•                  intellectual property owned by West remains the sole property of West; and

•                  West’s liability is limited to correcting problems or refunding amounts paid.  West disclaims liability for any indirect, incidental, special, or consequential damages in connection with or arising out of furnishing, performance, or use of any tools, molds, or equipment furnished under its agreement.

(ii)  Buyer’s right to take over the work-in-process at its option:

Our customers do not have the option to take a project over before the agreed upon work is completed.  If a tooling customer cancels the agreement prior to West’s completion of the tool, West would be compensated for the work done up to the termination date and would not turn over the asset or partial asset to the buyer until such compensation was received.

(iii)  Measurement of progress towards completion:

Progress to completion is measured based on actual cost incurred.  We believe that cost incurred represents a reasonable approximation of the proportion of revenue earned under the agreement as the costs incurred approximate the overall stage of completion of the project.  As addressed in our letter dated December 22, 2006, West engineers prepare detailed cost estimates upfront for our management and finance teams and monitor the projects until completion. West’s tooling facilities are wholly dedicated to tooling and mold design and construction, and personnel involved with tooling have significant technical expertise and a long history of performing these projects. We are therefore able to make dependable estimates on the costs to complete these projects.

At the end of each month, we compare the estimated total cost of individual projects (example - $500,000) to the actual cumulative cost incurred (example - $200,000).  The percentage of actual cost incurred to total estimated cost-to-complete (example – $200,000/$500,000 = 40%) is then used to record sales and profit, after considering any previously recognized sales and profit.  The estimated total cost of the project is reassessed each period and adjusted if necessary.  Additionally, if at any time during the life of a project, it is determined that the estimated project cost will exceed the purchase commitment from the customer, the entire amount of the estimated loss is booked immediately.

(iv)  Consideration of the fact that contracts do not contain payment milestones:

Payment milestones are not a factor in our revenue recognition method.  As noted above, revenue is recognized on the basis of costs incurred versus total estimated project costs.  While most of our projects require some type of down payment (30% or more) at the time the project is accepted – since little or no costs would have been incurred at that point, little or no revenue would be recognized in the early stages of a project.

In summary, we recognize that the way we described revenues relating to our construction of customized customer tooling and molds in past filings may have caused some confusion.  Future filings will more clearly describe the nature of our tooling construction contracts and the related revenue recognition policy.

2.              As previously requested, please tell us under what circumstances you have agreements with separate units of accounting and how you determine the relative fair value of these units. We note your response as it relates to your engineering and tooling services arrangements, however, we are unclear how you have considered the guidance of EITF 00-21 as it relates to your other sources of revenue.

Management’s response:

Our primary source of revenue is the sale of manufactured components used in syringes and other medical devices. The related sales orders and contracts do not contain “multiple deliverables”.  As our primary sales contracts do not contain multiple deliverables, and our tooling contracts do not qualify for separate units of accounting, in future filings we will revise our annual report disclosure to clarify the units of accounting used in our revenue recognition procedures.

Note 2: Acquisitions, page 45

3.              We have reviewed your response to our prior comment two. We note that your proposed additional disclosure for future filings makes reference to independent valuation specialists. Please either identify these experts that you refer to or delete your reference to them. If you identity and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Management’s response:

In future filings, we will delete the reference to the independent valuation specialists.

Note 8: Segment Information, page 52

4.              We have reviewed your response to our prior comment three. To help us better understand this matter, please provide us with copies of all of the internal reports reviewed by your Chief Operating Decision Maker (CODM) for your most recent 2006 fiscal quarter.

Management’s response:

We have provided your office under separate cover copies of our Performance Indicator report and our “Fact Sheet” for the period ending September 30, 2006. These reports are regularly distributed to our Chief Operating Decision Maker and other senior management.  We have redacted certain confidential items within these reports which are covered under the accompanying Confidential Treatment Request filed in accordance with Securities and Exchange Commission Rule 83 (17 CFR 200.83).

West acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the above answers adequately respond to the questions raised in your letter. If you would like to discuss any of these issues further, please call me at 610-594-2955.

Very truly yours,

/s/ William J. Federici

William J. Federici
Vice President and Chief Financial Officer
West Pharmaceutical Services, Inc.